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SEC Mail Processing Section

FEB 27 2018

Washington DC 415

SEC FILE NUMBER
8-52737

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 AND ENDING 12/31/2017
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Queens Road Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1031 South Caldwell Street, Suite 200, Charlotte, NC 28203

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steve Scruggs 704 714 7711

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Batchelor Tillery & Roberts, LLP

(Name – *if individual, state last, first, middle name*)

3605 Glenwood Avenue, Suite 350	Raleigh	NC	27612
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Steve Scruggs, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Queens Road Securities, LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

STEPHANIE HIGGINS
NOTARY PUBLIC
MECKLENBURG COUNTY, NC

Signature

Chief Compliance Officer
Title

Stephanie Higgins
Notary Public

My commission expires 3/17/2021

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BATCHELOR, TILLERY & ROBERTS, LLP
CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 18068
RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
ANN H. TILLERY
FRANKLIN T. ROBERTS
WM. JAMES BLACK, JR.
SCOTT E. CABANISS

3605 GLENWOOD AVENUE, SUITE 350
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

Report of Independent Registered Public Accounting Firm

The Members
Queens Road Securities, LLC:

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of Queens Road Securities, LLC (the "Company") as of December 31, 2017 and 2016, and the related statements of income, changes in members' equity and cash flows for the years then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in schedules 1-3 has been subjected to audit procedures performed in conjunction with the audit of Company's financial statements. The supplemental information is the responsibility of Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Batchelor, Tillery & Roberts, LLP

We have served as the company's auditor since 2002.

Raleigh, North Carolina
February 20, 2018

QUEENS ROAD SECURITIES, LLC

Statements of Financial Condition

December 31, 2017 and 2016

Assets	2017	2016
Current assets:		
Cash and cash equivalents	$ 264,862	257,957
Clearing escrow	25,000	25,000
Commissions receivable	21,430	10,981
Other current assets	25,759	25,842
Total current assets	$ 337,051	319,780
Liabilities and Members' Equity		
Current liabilities:		
Accounts payable	$ 179	429
Accrued expense	8,364	24,715
Total current liabilities	8,543	25,144
Members' equity	328,508	294,636
Total liabilities and members' equity	$ 337,051	319,780

See accompanying notes to financial statements.

QUEENS ROAD SECURITIES, LLC

Statements of Income

Years ended December 31, 2017 and 2016

		2017	2016
Revenues:			
All other securities commissions	$	43,526	40,772
Revenue from sale of investment company shares		209,352	265,584
Other revenue		31,912	28,003
		284,790	334,359
Operating expenses:			
Commissions and advisory fees		52,964	49,121
Contractual services		27,913	106,428
Audit fees		18,836	18,199
Insurance		2,002	2,002
Other fees		96,810	102,478
Licenses and permits		23,313	23,110
Office expense		9,032	6,232
Advertising		-	1,650
Dues and subscriptions		1,260	1,200
Computer consulting and supplies		12,080	11,390
Trade errors		1,988	1,281
Interest		5,328	3,337
		251,526	326,428
Operating income		33,264	7,931
Other income – interest		608	536
Net income	$	33,872	8,467

See accompanying notes to financial statements.

QUEENS ROAD SECURITIES, LLC

Statements of Changes in Members' Equity

Years ended December 31, 2017 and 2016

Members' equity, December 31, 2015	$ 286,169
Net income for 2016	8,467
Members' equity, December 31, 2016	294,636
Net income for 2017	33,872
Members' equity, December 31, 2017	$ 328,508

See accompanying notes to financial statements.

QUEENS ROAD SECURITIES, LLC

Statements of Cash Flows

Years ended December 31, 2017 and 2016

	2017	2016
Cash flows from operating activities:		
Net income	$ 33,872	8,467
Adjustments to reconcile net income		
to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Commissions receivable	(10,449)	150
Other current assets	83	1,362
Accounts payable	(250)	293
Accrued expense	(16,351)	(8,586)
Net cash provided by operating activities	6,905	1,686
Cash and cash equivalents, beginning of year	257,957	256,271
Cash and cash equivalents, end of year	$ 264,862	257,957

Supplemental Cash Flows Disclosures:		
Interest Payments	$ 5,328	3,337

See accompanying notes to financial statements.

(1) Organization and Significant Accounting Policies

Organization

Queens Road Securities, LLC (the "Company") was organized under the laws of the state of North Carolina on May 12, 2000 as a limited liability company to provide investment services to investors as a fully disclosed introducing broker-dealer. The Company is licensed to operate in all fifty states, the Virgin Islands, and Puerto Rico. The Company is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the Financial Industry Regulatory Authority, Inc. (FINRA). The Company's securities are cleared through a clearing broker-dealer. The Company does not maintain customers' security accounts nor does it perform custodial functions related to customer securities.

Revenue Recognition

The Company recognizes revenue from securities transactions on a trade-date basis.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Basis of Presentation

The Company's policy is to prepare its financial statements in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents

For purposes of the financial statements, cash and cash equivalents include cash, deposits in interest-bearing accounts, and other financial instruments with original maturities of less than three months.

Commissions Receivable

The Company writes off doubtful receivables in amounts equal to the estimated collection losses that will be incurred. No allowance is required for 2017 and 2016.

Income Taxes

The Company is treated as a partnership for federal and state income tax purposes and does not incur income taxes. Instead, its earnings and losses are included in the tax returns of the members. The financial statements therefore, do not reflect a provision for income taxes.

(1) Organization and Significant Accounting Policies, Continued

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2) Related Party

The Company has an agreement with Bragg Financial Advisors (a registered investment advisor and related company) whereby Bragg Financial Advisors provides office space and management services for a monthly fee. The agreement with Bragg Financial Advisors was amended at various times during 2017. The monthly fee at the beginning of 2017 was $9,484 and was $2,788 at the end of 2017. Total expense for the years ended December 31, 2017 and 2016 as provided for by the terms of the agreement was $27,913 and $106,428 and is included in contractual services on the Statements of Income. The balance payable to Bragg Financial Advisors was $8,364 and $24,715 as of December 31, 2017 and 2016, respectively. Additionally, the Company is the statutory underwriter for two mutual funds (Queens Road Small Cap Value Fund and Queens Road Value Fund) which are managed by Bragg Financial Advisors. The Company receives no fee for this service.

(3) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the basic method, permitted by the Rule, which requires that the Company maintain minimum net capital of $50,000, as defined, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2017, the Company had net capital, as defined, of $281,319 which was $231,319 in excess of required net capital, and its ratio of aggregate indebtedness to net capital was 0.03 to 1. As of December 31, 2016, the Company had net capital, as defined, of $257,813 which was $207,813 in excess of required net capital, and its ratio of aggregate indebtedness to net capital was 0.10 to 1.

(4) Subsequent Events

The date to which events occurring after December 31, 2017, the date of the most recent statement of financial condition, have been evaluated for possible adjustment to the financial statements or disclosure is February , 2017, the date the financial statements were available to be issued.

QUEENS ROAD SECURITIES, LLC

Supplemental Schedules of Computation and Reconciliation of
Net Capital in Accordance with Rule 15c3-1 of the
Securities and Exchange Commission

December 31, 2017 and 2016

		2017	2016
Net capital:			
Total members' equity	$	328,508	294,636
Deduct: Excluded indebtedness		-	-
Add: Subordinated indebtedness		-	-
Deduct: Non-allowable assets		(47,189)	(36,823)
Deduct: Concessions		-	-
Deduct: Securities haircuts		-	-
Net capital	$	281,319	257,813
Aggregate indebtedness:			
Accounts payable	$	179	429
Accrued expense		8,364	24,715
Total	$	8,543	25,144
Net capital requirements:			
Broker-dealer	$	50,000	50,000
Net capital in excess of requirements		231,319	207,813
Net capital as computed above	$	281,319	257,813
Ratio of aggregate indebtedness to net capital		0.03 to 1	0.10 to 1

There are no material differences between the preceding computation and the Company's corresponding unaudited part II of Form X-17A-5 as of December 31, 2017 and 2016.

QUEENS ROAD SECURITIES, LLC

Supplemental Schedules of Computation for Determination
of Reserve Requirements Pursuant to Rule 15c3-3
of the Securities and Exchange Commission

December 31, 2017 and 2016

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

QUEENS ROAD SECURITIES, LLC

Supplemental Schedule of Information for Possession or Control Requirements Under Rule 15c3-3

December 31, 2017 and 2016

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

BATCHELOR, TILLERY & ROBERTS, LLP
CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 18068
RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
ANN H. TILLERY
FRANKLIN T. ROBERTS
WM. JAMES BLACK, JR.
SCOTT E. CABANISS
MICHELLE W. LEMANSKI
JARED L. PILAND

3605 GLENWOOD AVENUE, SUITE 350
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

The Members
Queens Road Securities, LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] on page 3 to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2017, which were agreed to by Queens Road Securities, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Queens Road Securities, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Queens Road Securities, LLC's management is responsible for Queens Road Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2017, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2017, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and,

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Batchelor, Tillery & Roberts, LLP

Raleigh, North Carolina
February 20, 2018

QUEENS ROAD SECURITIES, LLC

Schedule of Assessment and Payments

Year ended December 31, 2017

Assessment for December 31, 2017	$	420
Less:		
Payment July 20, 2017		(218)
Payment January 22, 2018		(202)
Balance due, March 1, 2018	$	NONE

BATCHELOR, TILLERY & ROBERTS, LLP
CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 18068
RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
ANN H. TILLERY
FRANKLIN T. ROBERTS
WM. JAMES BLACK, JR.
SCOTT E. CABANISS
MICHELLE W. LEMANSKI
JARED L. PILAND

3605 GLENWOOD AVENUE, SUITE 350
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

Report of Independent Registered Public Accounting Firm

The Members
Queens Road Securities, LLC:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Queens Road Securities, LLC (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed exemption from 17 C.F.R. § 240.15c3-3: (2)(ii) (exemption provisions), and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Batchelor, Tillery & Roberts, LLP

Raleigh, North Carolina
February 20, 2018

QUEENS ROAD SECURITIES, LLC
1031 South Caldwell Street, Suite 200 • Charlotte, North Carolina 28203

Queens Road Securities, LLC is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that its activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

Queens Road Securities, LLC met the identified exemption provisions throughout the year ended December 31, 2017 without exception.

Steven H. Scruggs, CCO

2/20/18
Date

(704) 295-5000 • Fax (704) 334-9754 • invest@queensroadsecurities.com
Member FINRA, SIPC

QUEENS ROAD SECURITIES, LLC
1031 South Caldwell Street, Suite 200 • Charlotte, North Carolina 28203

SEC
Mail Processing
Section
FEB 27 2018
Washington DC
415

February 26, 2018

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Dear Sir/ Madam:

Enclosed are two copies of the audited financial statements for Queens Road Securities, LLC for the year ended December 31, 2017. Please let us know if you have any questions.

Sincerely,

Dawn M. Cannon

Dawn M. Cannon, CPA

Enclosure

(704) 295-5000 • Fax (704) 334-9754 • invest@queensroadsecurities.com
Member FINRA, SIPC

QUEENS ROAD SECURITIES, LLC

Financial Statements
and Supplemental Information

December 31, 2017 and 2016

(With Independent Auditors' Report Thereon)